Investor Relations

Holcim Hagenholzstrasse 85
CH-8050 Zürich

Phone +41 58 858 87 87
Fax +41 58 858 87 19

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03003887

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To:	File N° 82-4093
cc:	
Company:	Securities and Exchange Commission, Washington D.C. 20549
Fax number:	001/202 942 95 25
From:	Véronique Piret veronique.piret@holcim.com
Date:	February 17, 2003/vp
Total pages:	2
Subject:	Media Release: Holcim is making a CHF 120 million provision in its 2002 financial statements in connection with pending summary proceedings by the German Federal Cartel Office.

File N° 82-4093

Holderbank Financiere Glaris

PROCESSED
MAR 0 3 2003
THOMSON
FINANCIAL

With best regards

Véronique Piret

dw 2/19

Corporate Communications

Holcim

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland

Tel. +41 58 858 87 10
Fax +41 58 858 87 19

File No 82-4093

Media release

Holcim is making a CHF 120 million provision in its 2002 financial statements in connection with pending summary proceedings by the German Federal Cartel Office. Hampered by this and taking into account the more difficult economic conditions, Group net profit will therefore fall around 40 percent short of its 2001 figure. As already announced in November 2002, operating profit is expected to remain almost unchanged.

Jona, 17 February 2003 – The Holcim Group's 2002 financial statements will contain a CHF 120 million provision for the outcome of the German Federal Cartel Office's legal proceedings against around 30 German cement manufacturers. The action is progressing but has not yet been concluded. The provision will bring about a heavier-than-expected fall in Holcim's Group net income. This is estimated to be around 40 percent lower than the 2001 figure of CHF 812 million, and also reflects the negative exchange rate movements as well as a generally difficult economic climate. At operational level, however, results are expected to come close to the previous year's CHF 1,945 million, despite the unfavorable economic environment.

In July 2002, the German Federal Cartel Office announced that it was conducting investigations into the German cement industry regarding market violations in the 1990s. Inquiries also covered Holcim's two German Group companies, Alsen AG in Hamburg and Weil am Rhein-based Holcim (Baden-Württemberg) GmbH. The facts of the case have been discussed openly with the antitrust authorities. At present, it appears likely that a fine will be imposed on Alsen AG shortly.

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With majority and minority interests in 70 countries on all continents, Holcim is one of the world's leading suppliers of cement, as well as aggregates (gravel and sand), concrete and construction-related services.

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This media release is also available in German and French.

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Corporate Communications: Tel. +41 58 858 87 10

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Internet: www.holcim.com

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Holcim Ltd media conference: Wednesday, 19 March 2003, 9.00 a.m. in Zurich.